モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
(特定共同事業事務所)

MORRISON & FOERSTER LLP
ITO & MITOMI
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March 27, 2002

Writer's Direct Dial Number
+81 3-3214-6522

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek

Re: **File No. 82-4885 / Fujitsu Support and Service Inc.**
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Mr. Dudek:

On behalf of our client, Fujitsu Support and Service Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

<u>Press Release dated March 8, 2002 regarding Proposed Changes in Senior Management (the "Press Release")</u>. The Press Release is the English version of a press release that the Company filed with the Tokyo Stock Exchange on March 8, 2002 regarding proposed changes in senior management of the Company.

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

dlw 4/1

Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: (81) 3-3214-6522, fax: (81) 3-3214-6512).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the messenger making this delivery.

Very truly yours,

Samoa Watanabe

Samoa Watanabe

Enclosure

cc: Ms. Shimazu
Mr. Kitazume
Mr. Akatsu
Chuck Comey, Esq.

(TRANSLATION)

March 8, 2002

To Whom It May Concern

Company Name:
Fujitsu Support and Service Inc.
Representative:
Tatsuhiko Ohtaki,
President
(Stock Registration Number: 4706
Stock Listing: Tokyo Stock Exchange,
First Section)
Contact:
Masashi Shiraki,
Member of the Board and
General Manager, President's Office
(Telephone: 03-5471-4747)

Notification of Proposed Changes in Senior Management

We are pleased to announce that the following changes in the senior management have been resolved at the meeting of the Board of Directors held today and that this matter will be brought before the 14th Annual Meeting of Shareholders to be held in late June.

In addition, one (1) person has been selected as officer and will officially be elected at the meeting of the Board of Directors to be held immediately after the Annual Meeting of Shareholders.

1. Nominees for New Members of the Board (whose careers are briefly outlined in the attached sheet)

Member of the Board	Taketoshi Ishii	(Member of the Board, Fujitsu Limited)
Member of the Board	Tadao Kubodera	(Group President, Farming, Forestry & Fishery Systems Sales Group, Fujitsu Limited)
Member of the Board	Kyoichi Kutsuna	(Group Senior Vice President, Business Group, Fujitsu Support and Service Inc.)
Member of the Board	Teruo Raku	(Group Senior Vice President, Tokyo Regional Group, Fujitsu

		Support and Service Inc.)
Member of the Board	Kazuyuki Nishikawa	(General Manager, Controller & Accounting Division, Fujitsu Support and Service Inc.)

2. Nominees for New Corporate Auditors (whose careers are briefly outlined in the attached sheet)

Standing Corporate Auditor	Masashi Shiraki	(Member of the Board)
Standing Corporate Auditor	Hideki Igarashi	(Member of the Board)

3. Retiring Members of the Board

Executive Vice President	Toru Sawada	(Expected to take office as Standing Advisor, Fujitsu Support and Service Inc.)
Senior Vice President	Takashi Kobayashi	(Expected to take office as Advisor, Fujitsu Support and Service Inc.)
Member of the Board	Masashi Shiraki	(Expected to take office as Standing Corporate Auditor, Fujitsu Support and Service Inc.)
Member of the Board	Kozo Utsumi	(Expected to take office as Advisor, Fujitsu Support and Service Inc.)
Member of the Board	Hideki Igarashi	(Expected to take office as Standing Corporate Auditor, Fujitsu Support and Service Inc.)

4. Retiring Corporate Auditors

Standing Corporate Auditor	Takashi Kinpara	(Expected to take office as Advisor, Fujitsu Support and Service Inc. and concurrently as

		President and Representative Director, Fsas Creative Inc.)
Standing Corporate Auditor	Takamoto Ibe	(Expected to take office as Advisor, Fujitsu Support and Service Inc.)

5. Prospective Officer

(This matter will be brought before the meeting of the Board of Directors to be held immediately after the Annual Meeting of Shareholders to be held in late June.)

Executive Vice President	Taketoshi Ishii	(Member of the Board Nominee)

6. Changes in Members of the Board

Effective as of April 1, 2002:

Senior Vice President	Yasuo Ohi	(currently Member of the Board, Fujitsu Support and Service Inc.)
Senior Vice President	Tamotsu Hirai	(currently Member of the Board, Fujitsu Support and Service Inc.)
Member of the Board	Toru Sawada	(currently Executive Vice President, Fujitsu Support and Service Inc.)
Member of the Board	Takashi Kobayashi	(currently Senior Vice President, Fujitsu Support and Service Inc.)

In addition, Taketoshi Ishii and Tadao Kubodera will both take office as Advisor to the Company, effective as of same date.

* * * *

(ATTACHMENT)

Brief Outline of Careers of Nominees for New Members of the Board

Taketoshi Ishii

Date of Birth:	August 20, 1944
Education:	March 1967: Graduated from the University of Tokyo, Law Department

Professional Experience:

April 1967	Join Fujitsu Limited
April 1987	Director, News System Sales Department, Information Systems Sales Division, Sales Group, Fujitsu Limited
June 1997	Group Senior Vice President, Distribution & Information Systems Sales Group, Fujitsu Limited
June 1998	Group Executive Vice President, Distribution & Information Systems Sales Group, Fujitsu Limited
June 1999	Group President, Distribution & Information Systems Sales Group, Fujitsu Limited
June 2000	Member of the Board, and Second in charge of Industries & Banking, Insurance & Securities Sales Group, and Group President, Distribution & Information Systems Sales Group, Fujitsu Limited
June 2001	Member of the Board, and In charge of Industries Sales, Fujitsu Limited (to present)

Tadao Kubodera

Date of Birth:	October 28, 1945
Education:	March 1968: Graduated from Keio University, Law Department

Professional Experience:

December 1969	Join Fujitsu FACOM Limited
April 1971	Transferred to Fujitsu Limited
June 1990	Director, Third Sales Department, Farming, Forestry & Fishery Systems Sales Division, Fujitsu Limited
April 1999	Group Senior Vice President, Farming, Forestry & Fishery Systems Sales Group, Fujitsu Limited
June 1999	Group President, Farming, Forestry & Fishery Systems Sales Group, Fujitsu Limited (to present)

Kyoichi Kutsuna

Date of Birth:	July 30, 1945
Education:	June 1969: Graduated from the University of Tokyo, Law Department

Professional Experience:

July 1969	Join Fujitsu Limited
December 1987	Director, First Financial Systems Engineering Department, First Systems Engineering Division, Systems Engineering Group, Fujitsu Limited
June 1999	Group Senior Vice President, Marketing Group, Fujitsu Limited
April 2000	Group Senior Vice President, International Computer Business Group, Fujitsu Limited
April 2001	Appointed as Advisor, Fujitsu Support and Service Inc.
June 2001	Group Senior Vice President, Project Business Group, Fujitsu Support and Service Inc.
October 2001	Group Senior Vice President, Project Business Group, Fujitsu Support and Service Inc. (to present)

Teruo Raku

Date of Birth:	June 2, 1947
Education:	March 1966: Graduated from Fukushima Prefectural Odaka Technical High School, Electricity Course

Professional Experience:

March 1967	Join Fujitsu Limited
December 1994	Director, Saitama Branch, Kanto Branch, Eastern-Japan Regional Group, Fujitsu Support and Service Inc.
October 1997	General Manager, Operational Promotion Division, Central-Japan Regional Group, Fujitsu Support and Service Inc.
April 2000	General Manager, Central-Tokyo Branch, Tokyo Regional Group, Fujitsu Support and Service Inc.
April 2001	Group Senior Vice President, Tokyo Regional Group, Fujitsu Support and Service Inc. (to present)

Kazuyuki Nishikawa

Date of Birth:	August 6, 1949
Education:	March 1973: Graduated from Waseda University, Commerce

Department

Professional Experience:

April 1973	Join Fujitsu Limited
December 1993	Director, Controller & Accounting Department, Business Administration Division, Systems Business Promotion Group, Fujitsu Limited
December 1996	General Manager, Controller & Accounting Division, Software & Service Business Promotion Group, Fujitsu Limited
June 1998	General Manager, Controller & Accounting Division, Fujitsu Support and Service Inc. (to present)

Brief Outline of Careers of Nominees for New Corporate Auditors

Masashi Shiraki

Date of Birth:	September 25, 1940
Education:	March 1959: Graduated from Katsushikano Metropolitan High School (March 1964: Graduated from Waseda University, Second Department of Politics and Economics)

Professional Experience:

April 1959	Join Fujitsu Limited
June 1987	Director, Controller & Accounting Department, Systems Business Administration Division, Systems Engineering Group, Fujitsu Limited
December 1993	General Manager, Business Administration Division, Systems Business Promotion Group, Fujitsu Limited
October 1996	General Manager, Business Administration Division, Software & Systems Business Promotion Group, Fujitsu Limited
October 1996	General Manager, President's Office, Fujitsu Support and Service Inc.
June 1997	Member of the Board, and General Manager, President's Office, and in charge of Accounting Section, Fujitsu Support and Service Inc.
June 2000	Member of the Board, and In charge of Accounting section and Systems section, and General Manager, President's Office, Fujitsu Support and Service Inc. (to present)

Hideki Igarashi

Date of Birth:	January 25, 1942
Education:	March 1965: Graduated from Gunma University, Engineering Department

Professional Experience:

April 1965	Join Fujitsu Limited
December 1984	Director, First Field Support Department, CE Division, CE Group, Fujitsu Limited
December 1989	Vice General Manager, Field Support Division, CE Group, Fujitsu Limited
June 1990	General Manager, Tohoku Branch, Eastern-Japan Regional CE Group, Fujitsu Support and Service Inc.
December 1991	General Manager, Tohoku Branch, Eastern-Japan Regional Group, Fujitsu Support and Service Inc.
June 1993	General Manager, First Support Division, Field Support Group, Fujitsu Limited
June 1993	Appointed as Corporate Auditor, Fujitsu Support and Service Inc.
June 1994	Group Senior Vice President, Field Support Group, Fujitsu Limited
June 1999	Member of the Board, and in charge of Support Business and Technology Group, Fujitsu Support and Service Inc.
June 2000	Member of the Board, and Group Executive Vice President, Western-Japan Regional Group (Kyushu, Chugoku, Shikoku), Fujitsu Support and Service Inc.
June 2001	Member of the Board, and Group President, Western-Japan Regional Group, Fujitsu Support and Service Inc.